Mail Stop 4561

October 26, 2006

Mr. William Nuti
President and Chief Executive Officer
NCR Corporation
1700 South Patterson Blvd.
Dayton, Ohio 45479

     Re: **NCR Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 10, 2006
               Forms 10-Q filed during Fiscal 2006
               Forms 8-K filed during Fiscal 2006
               File No. 1-00395

Dear Mr. Nuti:

We have reviewed your response to our letter dated August 8, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Accounting for Reworkable Service Parts

1.   We have considered the information provided in your response. While we believe your previous accounting method is not an acceptable method under GAAP, no change would be required if the application of that method does not produce materially different results from the inventory accounting method. The quantified impact of the change on your historically reported operating cash flows raises concern as to whether the effect of changing to the inventory accounting method is indeed immaterial. However, considering the insignificant impact on your reported cash flow trends and your previous disclosure of the expenditures for the reworkable service parts, we will not object to your conclusion that the impact of the change is immaterial. In your next interim and annual

Mr. William Nuti
NCR Corp.
October 26, 2006

       reports filed with the Commission, please include footnote disclosure stating that the reason you are treating the change in method of accounting for reworkable service parts as a change in accounting principle under SFAS 154 is because the impact of the change is not material.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

       You may contact Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant